(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50262

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A.

PART I — REGISTRANT INFORMATION

Intelsat, Ltd.
Full Name of Registrant

Former Name if Applicable

Wellesley House North, 2nd Floor, 90 Pitts Bay Road
Address of Principal Executive Office (Street and Number)

Pembroke, HM 08 Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

1.	Although the management of Intelsat, Ltd. (the “Company” or “we”) has been working diligently to complete all the required information in its Annual Report on Form 10-K for the year ended December 31, 2005 on or prior to the required filing date of March 31, 2006, completion of the Company’s year-end financial reporting process has involved unanticipated delays, with greater complication and more time taken than was expected.

2.	Work on an exchange offer (completed in March 2006) for notes issued by subsidiaries of the Company in January 2005, including the filing of a registration statement on Form S-4, significantly delayed the Company’s year-end financial reporting process.

3.	Work on a required footnote to the Company’s consolidated financial statements presenting condensed consolidating financial information for guarantors and non-guarantors of certain of the Company’s debt has also caused delay in completing the Annual Report on Form 10-K.

4.	The Company hereby represents that the reasons causing the inability to timely file the Annual Report on Form 10-K could not be eliminated without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sajid N. Ajmeri	(202)	944-7601
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect our reported revenue to range from approximately $1.165 billion to $1.175 billion for 2005 and our net loss to range from approximately $315 million to approximately $335 million. Our revenue is expected to increase by approximately $120 million to $130 million for the year ended December 31, 2005 from $1.04 billion for the year ended December 31, 2004. This increase is primarily attributable to an increase in lease service revenue from our Network Services & Telecom sector, increases in leases and mobile satellite services in our government unit as a result of our COMSAT General acquisition in October 2004, and an increase in managed solutions revenue. Our net loss is expected to increase by approximately $275 million to $295 million from a net loss of $38.7 million in 2004. This increase in net loss is due primarily to additional interest cost of approximately $220 million incurred in connection with debt issuances of approximately $2.9 billion and related professional fees incurred in connection with our January 2005 acquisition by Intelsat Holdings, Ltd. and other financings in 2005. However, our year-end financial reporting process and audit are not yet complete, and so we cannot provide any assurance that our results of operations will be within the ranges described above.

Intelsat, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2006	By:	/s/ J. Robert Medlin
		Name:	J. Robert Medlin
		Title:	Acting Chief Financial Officer